Formula Systems (1985) Ltd.	פורמולה מערכות (1985) בע”מ

December 31, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

VIA EDGAR

Re:	Formula Systems (1985) Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2013 (the “2013 Form 20-F”)
Filed April 30, 2014
File No. 000-29442

Dear Mr. Gilmore:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated December 18, 2014 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment. Please note that all references to page numbers in the responses below refer to the page numbers of the 2013 Form 20-F, as previously filed with the Commission.

Concurrently herewith, we are filing Amendment No. 1 to the 2013 Form 20-F (“Amendment No. 1”) in order to address the comment that the Staff raised in comment 2 of the Comment Letter (as described further below).

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 64

1.	In your response to prior comment 7 you indicate that $41.1 million in cash was held outside of Israel as of December 31, 2013 and would be subject to income taxes if distributed as dividends. In future filings, please disclose the amount of cash and cash equivalents that are currently held outside of Israel and the impact if these funds were repatriated.

We respectfully acknowledge the Staff’s comment, and, in response thereto, will provide the requested information in future filings.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firms, page F-3

2.	We note your response to prior comment 3. We continue to believe that, in accordance with Rule 2-05 of Regulation S-X, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditor must be filed. In this regard, we note that the fact that these reports are included in the Magic Software Enterprises, Ltd. Form 20-F would not satisfy the requirement for Formula Systems (1985) LTD. Accordingly, please amend your December 31, 2013 Form 20-F to include the required auditor’s reports. In addition, ensure that the amended filing includes all proposed future filing revisions noted in your responses to our prior comments.

We respectfully acknowledge the Staff’s comment, and, in response thereto, concurrently herewith, we are amending the 2013 Form 20-F (via Amendment No. 1) to include the subject reports of those other auditors of certain of our affiliated companies upon which our principal auditor relied in rendering its audit report and that were inadvertently omitted from the 2013 Form 20-F.

As to the revisions to our disclosures that we referenced in our letter dated December 4, 2014 (in response to comments of the Staff in its previous letter, dated November 6, 2014) and that we undertook to provide in future filings, we understand that based on a telephone conversation between Jonathan M. Nathan, Adv. of Meitar Liquornik Geva Leshem Tal, our outside legal counsel, and Ms. Megan Akst, Senior Staff Accountant at the Commission, on December 23, 2014, the Staff is willing to allow us to provide those disclosures in our Annual Report on Form 20-F for the fiscal year ending December 31, 2014, which we undertake to file with the Commission on or prior to the April 30, 2015 due date for such filing.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Asaf Berenstin

Asaf Berenstin

Chief Financial Officer

Formula Systems (1985) Ltd.

cc:	Megan Akst, Senior Staff Accountant
Christine Davis, Assistant Chief Accountant
(Securities and Exchange Commission)

Guy Bernstein, Chief Executive Officer
(Formula Systems (1985) Ltd.)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Liquornik Geva Leshem Tal)

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